Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


          ELAN TO PRESENT AT THE LEHMAN BROTHERS SEVENTH ANNUAL GLOBAL
                             HEALTHCARE CONFERENCE


DUBLIN, IRELAND, FEBRUARY 25, 2004--Elan Corporation, plc announces that it will present at the Lehman Brothers Seventh Annual Global Healthcare Conference in Miami, Florida on Wednesday, March 3, at 10.45 a.m. Eastern Standard Time, 3.45 p.m. Greenwich Mean Time. Interested parties may access a live audio webcast of the presentation by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.